Exhibit 23.1
CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Plan Administrator of the Financial Institutions, Inc. 401(k) Plan:
We consent to incorporation by reference in the Registration Statement on Form S-8 (File No. 333-87338) pertaining to the Financial Institutions, Inc. 401(k) Plan of our report dated June 26, 2008 relating to the statements of net assets available for benefits of Financial Institutions, Inc. 401(k) Plan as of December 31, 2007 and 2006, and the related statements of changes in net assets available for benefits for the years then ended, and the related supplemental Schedule of Assets (Held at End of Year) as of December 31, 2007 and Schedule of Reportable Transactions for the year ended December 31, 2007, which report is included in the Form 11-K of the Financial Institutions, Inc. 401(k) Plan.
/s/ Bonadio & Co., LLP
Pittsford, New York
June 26, 2008